

PRESS RELEASE

Contact: Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Shareholders Approve Dividend Increase and Appoint Members of Supervisory Board

Wolters Kluwer 2009 Annual General Meeting of Shareholders

Amsterdam (April 21, 2009) - Wolters Kluwer, a market-leading global information services and publishing company focused on professionals, announced that the Annual General Meeting of Shareholders (AGM), held today in Amsterdam, has adopted the 2008 financial statements and has approved the dividend increase to €0.65 per ordinary share. Furthermore, Mr. P.N. Wakkie and Mr. L.P. Forman have been reappointed and Ms. B.M. Dalibard has been appointed as member of the Supervisory Board by the AGM.

The shareholders of Wolters Kluwer were represented in person, by proxy voting, or by voting instruction, representing a total of 49.77% of the total issued share capital entitled to vote.

Dividend Approval
The AGM adopted the 2008 financial statements and approved the proposal to distribute a dividend of €0.65 per ordinary share for 2008, a 2% increase over 2007. The dividend of €0.65 corresponds with a dividend yield of 4.8% over the closing share price of December 31, 2008. In line with previous years and indicating a strong belief in the future of the company, shareholders can choose between a distribution in the form of cash or stock. For more information, visit www.wolterskluwer.com/WK/Investors.

Appointments Supervisory Board
The shareholders of Wolters Kluwer reappointed Mr. P.N. Wakkie and Mr. L.P. Forman in relation to their retirement by rotation. Mr. Wakkie and Mr. Forman have been a member of the Supervisory Board since 2005. Their reappointment is for a second term of four years, until 2013. Furthermore, in connection with the retirement of Ms. A.J. Frost, the AGM appointed Ms. B.M. Dalibard as new member of the Supervisory Board. Ms. Dalibard (1958, French) is currently the Executive Vice President of Orange Business Services, part of France Telecom S.A., and a member of the Supervisory Board of Michelin S.A.

Presentations Held
At the meeting, Nancy McKinstry, CEO and Chairman of the Executive Board, shared the company's 2008 accomplishments and her view on the achievements of the company's strategy and the ability to continue to drive long-term, profitable growth. Furthermore, Jack Lynch, member of the Executive Board, presented on Wolters Kluwer's innovation strategy. All details of the meeting, including the presentations of Nancy McKinstry and Jack Lynch, as well as product demonstrations of IntelliConnect™, OvidSP, and Transport Plaza that were shown at the meeting, are available at www.wolterskluwer.com.

Dividend calendar 2009

Ex-dividend quotation	April 23, 2009
Dividend record date	April 27, 2009
Stock dividend ratio date	April 29, 2009 (after the close of trading)
Cash distribution payable	May 4, 2009
ADR Cash distribution payable	May 11, 2009



Wolters Kluwer

Calendar 2009

May trading update	May 6, 2009
Half-year 2009 results	July 29, 2009
November trading update	November 4, 2009
Full-year 2009 results	February 24, 2010

Full overview available at www.wolterskluwer.com

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer had 2008 annual revenues of €3.4 billion, employs approximately 20,000 people worldwide, and maintains operations in over 35 countries across Europe, North America, Asia Pacific, and Latin America. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.